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                                                                  EXHIBIT (a)(7)

                                 SUPPLEMENT TO
                           OFFER TO PURCHASE FOR CASH

                                     AIMCO

                             AIMCO Properties, L.P.
 is offering to purchase any and all units of limited partnership interests in

                 RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP

                          FOR $38,250 PER UNIT IN CASH

                          HIGHEST PRICE BEING OFFERED

Upon the terms and subject to the conditions set for herein, we will accept any and all units validly tendered in response to our offer. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner.

Our offer is not subject to a minimum number of units being tendered.

Our offer and your withdrawal rights will expire at 5:00 P.M., New York City time, on July 10, 2000, unless we extend the deadline.

You will not pay any partnership transfer fees if you tender your units. You will pay any other fees and costs, including any transfer taxes.

Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.

     SEE "RISK FACTORS" IN THE OFFER TO PURCHASE, DATED MAY 15, 2000, FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

     o We determined our original offer price of $35,686 per unit based on valuing your partnerships property at $68,000,000 and our increased offer price of $38,250 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

     o In connection with a proposed refinancing of the partnerships only property, your partnership understands that the lender has obtained an appraisal of the property of $82,950,000 on an unencumbered basis.

     o Your general partner and the property manager of your partnership's property is a subsidiary of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

                                                       (continued on next page)

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     If you desire to accept our offer, you should complete and sign the enclosed acknowledgment and agreement in accordance with the instructions thereto and the letter of transmittal and instructions thereto which are Annex I to this Supplement and mail or deliver the signed acknowledgment and agreement and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. You only need to return the acknowledgment and agreement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THE SUPPLEMENTS THERETO, OR THE ACKNOWLEDGMENT AND AGREEMENT MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                 June 23, 2000
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(Continued from prior page)

     o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

     o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     o    It is possible that we may conduct a future offer at a higher price.

     o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

     o If we acquire a only a few of units, we will control the voting decisions with respect to your partnership, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership assets.



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                                  INTRODUCTION

     On May 15, 2000, we commenced an offer to acquire all of the outstanding units of your partnership, in exchange for $35,686 in cash per unit, net to the seller, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from May 15, 2000 until the expiration date. We have now increased our offer price to $38,250. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2000, this Supplement and in the accompanying acknowledgment and agreement.

     We will pay any transfer fees imposed for the transfer of units by your partnership. However, you will have to pay any governmental transfer taxes that apply to your sale. You will also have to pay any fees or commissions imposed by your broker in assisting you to tender your units, or by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. Although the fees charged for transferring units from an Individual Retirement Account vary, such fees are typically $25-$50 per transaction.

     We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of the units being tendered. However, certain other conditions do apply. See "The Offer - Section 17. Conditions of the Offer," in the Offer to Purchase. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

     We have extended the expiration date of our offer to 5:00 p.m., New York City time, on July 10, 2000. If you desire to accept our offer, you must complete and sign the acknowledgment and agreement in accordance with the instructions contained therein and the letter of transmittal and the instructions thereto, Appendix I to this Supplement, and forward or hand deliver the enclosed acknowledgment and agreement, together with any other required documents, to the Information Agent. If you have already tendered your units in accordance with any prior letter of transmittal and acknowledgment and agreement, you need not take any further action to continue to tender your units. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after July 17, 2000.

     We expressly reserve the right, in our reasonable discretion, at any time and from time to time, to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, any unit. Notice of any such extension will promptly be disseminated to you in a manner reasonably designed to inform you of such change. Further, any extension may be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Securities Exchange Act of 1934.

     On June 12, 2000 several unaffiliated third parties commenced a tender offer to purchase up to 60 of the outstanding units at a purchase price of $38,000 per unit. The partnership and the general partner of your partnership have provided the following information for inclusion in this Supplement: The general partner believes that our offer is fair, the general partner believes that you must make your own decision whether or not to participate in any offer, based upon a number of factors, including your financial position, your need or desire for liquidity, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units. However, the general partner notes that the our offer is at the highest price of the offers and if you wish to sell your units for cash, you should do so at the highest price. Therefore the general partner is recommending against the unaffiliated third parties' offer. LIMITED PARTNERS ARE URGED TO READ OUR OFFER TO PURCHASE, THE SUPPLEMENTS THERETO AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS. The general partner of your Partnership is our affiliate.


                              PROPOSED REFINANCING

        Your partnership sole property has a mortgage with a principal balance of approximately $44,823,000 which is due next year. Your partnership has entered into a commitment letter to refinance the existing mortgage. The new mortgage is expected to be for $51,000,000 with monthly payments of $415,543, which fully amortize the principal over the new mortgage's expected twenty year term. The new mortgage is expected to have a fixed interest rate of 7.65%.

     Your partnership expects to use the net proceeds from the refinancing to repay the existing mortgage, to make repairs and improvements required under the proposed refinancing of $3,050,000 and to distribute the balance to the partners. Under the terms of your partnership's agreement of limited partnership, the general partner, in connection with the refinancing, is entitled to receive a mortgage brokerage fee based on the prevailing market rates for such fees in the vicinity of your partnership's property.


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     In connection with the proposed loan, the general partner of your partnership understands that the proposed lender has obtained an appraisal of the property at $82,950,000 on an unencumbered basis.

     No assurances can be given that the proposed mortgage will be entered into or that the terms will be as described herein.


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